Registration No. 333-121971

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1 to
FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

WPS RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)

Wisconsin	**39-1775292**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

700 North Adams Street
P.O. Box 19001
Green Bay, Wisconsin 54307-9001
(920) 433-4901
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Larry L. Weyers
Chairman, President and Chief Executive Officer
WPS Resources Corporation
700 North Adams Street
P.O. Box 19001
Green Bay, Wisconsin 54307-9001
(920) 433-1727
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:
Russell E. Ryba
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(414) 297-5668

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At any time and from time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus contained in this registration statement is a combined prospectus pursuant to Rule 429 and relates to Registration Nos. 33-61991 and 333-56918.



WPS Resources Corporation
Stock Investment Plan
Prospectus
4,000,000 Shares of Common Stock
($1 Par Value)

With this Prospectus, we offer an opportunity to purchase our Common Stock, $1 par value, under our Stock Investment Plan. Participation in our Plan is open to:

(1) shareholders of record of our Common Stock;

(2) our employees or employees of one of our majority-owned subsidiaries;

(3) our stock-based employee benefit plans; and

(4) members of the general public, including our customers, who wish to join our plan.

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The price of each share of our Common Stock purchased under the Plan will be 100% of market value, determined as provided in the Plan. As a participant you do not pay brokerage fees or commissions when purchasing shares under the Plan. We bear the cost of administering the Plan.

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Our common stock is traded on the New York Stock Exchange under the symbol "WPS." The last reported sale price of our common stock on March 18, 2005 was $54.35.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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**The date of this Prospectus is
_____, 2005**
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CONTENTS

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GENERAL INFORMATION RESPECTING STOCK INVESTMENT PLAN
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This Prospectus describes our Stock Investment Plan. The Plan provides a simple and convenient method for purchasing additional shares of our Common Stock without incurring brokerage commissions or service charges. Please review the Prospectus carefully and retain it for future reference.

As a participant in the Plan, you have three alternatives:

Full Dividend Reinvestment. You may reinvest cash dividends on common shares you hold now and in the future by purchasing additional Common Stock at market price. You may also invest at market price optional cash payments of not less than $25 per payment nor more than $100,000 per calendar year.

Partial Dividend Reinvestment. You may reinvest less than all cash dividends on common shares you hold now and in the future by purchasing additional Common Stock at market price and we will pay the remaining dividends to you in cash. You may also invest, at market price, optional cash payments of not less than $25 per payment nor more than $100,000 per calendar year.

Optional Cash Payments. While continuing to receive cash dividends, you may invest at market price by making optional cash payments of not less than $25 per payment nor more than $100,000 per calendar year.

You may make optional cash payments by personal check, money order, or automatic deduction from your bank account.

If you are not currently participating in the Plan and wish to do so, please complete an Authorization Form. Beneficial owners whose shares are registered in a name other than their own (for example, in the name of a broker or bank nominee) may participate in the Plan. This can occur by having those shares transferred into their own name, or by specifically authorizing and directing their nominee to participate for their account.

If you have questions about the Plan, refer to the back cover of this booklet for information on contacting our Transfer Agent, American Stock Transfer & Trust Company.

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To the extent required by applicable law in certain states, shares of Common Stock offered under the Plan to certain persons in those states are offered only through American Stock Transfer & Trust Company or a registered broker/dealer in those states.

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THE COMPANY

WPS Resources Corporation, incorporated in 1993, is a holding company based in Green Bay, Wisconsin. Four major subsidiaries (identified below) provide products and services in both regulated and nonregulated energy markets. Its executive offices are located at 700 North Adams Street, Green Bay, WI 54301. Its telephone number is 920-433-4901.

Wisconsin Public Service Corporation is a regulated electric and natural gas utility serving northeastern and central Wisconsin and an adjacent portion of Upper Michigan. Wisconsin Public Service, established in 1883, serves electric and natural gas customers while providing a full range of products and services customarily offered by regulated electric and natural gas utilities.

Upper Peninsula Power Company is a regulated electric utility serving 10 of the 15 counties in Upper Michigan. Established in 1884, Upper Peninsula Power provides a full range of electric products and services to customers.

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WPS Energy Services, Inc. is a diversified nonregulated energy supply and services company providing retail and wholesale products primarily in the northeast quadrant of the United States and adjacent portions of Canada. Established in 1994, WPS Energy Services provides natural gas, electric, and alternate fuel products, real-time energy management services, energy utilization consulting, and project development and management. Principal operations are located in Wisconsin, Ohio, Michigan, Illinois, Maine, New York, Virginia, Alberta, Ontario, and Quebec.

WPS Power Development, LLC, established in 1995, owns and operates nonregulated electric generation facilities and provides services to the electric power generation industry nationwide. WPS Power Development's services include engineering and management services and operations and maintenance services. Its areas of expertise include cogeneration, distributed generation, generation from renewables, and generation plant repowering projects.
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FORWARD-LOOKING STATEMENTS

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Except for historical data and statements of current fact, the information contained or incorporated by reference in this document constitutes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Any references to plans, goals, beliefs or expectations in respect to future events and conditions or to estimates are forward-looking statements. Although we believe that statements of our expectations are based on reasonable assumptions, forward-looking statements are inherently uncertain and subject to risks and should be viewed with caution. Actual results or experience could differ materially from the forward-looking statements as a result of many factors.

Forward-looking statements incorporated in this Prospectus include, but are not limited to, statements regarding future:

- Revenues or expenses,
- Capital expenditure projections, and
- Financing sources.

Forward-looking statements involve a number of risks and uncertainties. There are many factors that could cause actual results to differ materially from those expressed or implied in this Prospectus. Some of those factors include:

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions regarding Wisconsin Public Service Corporation and Upper Peninsula Power Company;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, changes in environmental, tax, and other laws and regulations to which WPS Resources and its

subsidiaries are subject, as well as changes in application of existing laws and regulations;

- Current and future litigation, regulatory investigations, proceedings or inquiries, including manufactured gas plant site cleanup and pending Environmental Protection Agency investigations of Wisconsin Public Service Corporation's generation facilities;

- Resolution of audits by the Internal Revenue Service and various state revenue agencies;

- The effects, extent, and timing of additional competition in the markets in which WPS Resources' subsidiaries operate;

- The impact of fluctuations in commodity prices, interest rates, and customer demand;

- Available sources and costs of fuels and purchased power;

- Ability to control costs (including costs of decommissioning generation facilities);

- Investment performance of employee benefit plans;

- Advances in technology;

- Effects of and changes in political, legal, and economic conditions and developments in the United States;

- The performance of projects undertaken by nonregulated businesses and the success of efforts to invest in and develop new opportunities;

- Potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed (such as the potential sale of the Sunbury plant, the potential sale of the Kewaunee plant, construction of the Weston 4 generation plant, and construction of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line);

- The direct or indirect effect resulting from terrorist incidents or responses to such incidents;

- Financial market conditions and the results of financing efforts, including credit ratings and risks associated with commodity prices, interest rates, and counterparty credit;

- Weather and other natural phenomena; and

- The effect of accounting pronouncements issued periodically by standard-setting bodies.

Except to the extent required by the federal securities laws, WPS Resources and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise after the date of this report.

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PURPOSES, ADVANTAGES AND DISADVANTAGES OF PLAN, AND ELIGIBILITY

1.   What are the purposes of the Plan?

The Plan has two purposes. First, it provides our shareholders, employees of our company and its subsidiaries, our stock-based employee benefit plans, and potential investors in our company with a convenient and economical method to purchase our Common Stock and reinvest cash dividends. Second, the Plan provides us with the ability to sell our authorized but unissued shares of Common Stock (or treasury shares, if any) to participants, which will provide additional equity funds for general corporate purposes.

2.   What are the advantages of the Plan?

The advantages of the Plan include the following:

a. You do not pay brokerage commissions, fees, or service charges in connection with purchases of shares under the Plan or for participating in the Plan.

b. American Stock Transfer & Trust Company, which is acting as custodian for shares acquired under the Plan, or any successor custodian, or a nominee for the custodian or the participants under the Plan holds the shares purchased under the Plan in its name, and credits the shares purchased under the Plan to a separate account for each participant. This relieves you, as a participant in the Plan, of the responsibility for the safekeeping of multiple certificates for shares purchased, and it protects you against loss, theft, or destruction of stock certificates.

c. You will receive a transaction confirmation for any optional cash payments and the resulting purchase of shares under the Plan.

d. As long as your account is active, you will also receive a quarterly year-to-date investment statement reflecting transactions made to your account (shares purchased, shares withdrawn, shares transferred, and shares deposited for safekeeping).

e. Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be credited to your account. You are credited with dividends on both the full and fractional shares held under the Plan.

3.   Are there disadvantages to investing under the Plan?

Disadvantages of the Plan include the following:

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a. You have no control over the price, and, in the case of Common Stock purchased or sold in the open market, the time at which such shares are purchased or sold for your account. Be aware that the price of our Common Stock may rise or fall during the period between requesting a purchase or sale and the actual purchase or sale. You bear the market risk associated with fluctuations in the price of our Common Stock pending completion of a purchase or sale of shares for your account.
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b. No interest will be paid on funds held for you pending investment under the Plan.

c. There are only two Investment Periods each month. We must receive optional and initial cash investments on or before the 3rd day or the 18th day of the month to be invested during the Investment Periods in that month. The Investment Periods generally commence on or about the 5th and the 20th days of the month. Purchases may be made over a period of several days in the case of open market purchases. Monies received after the cutoff date will be held until the next Investment Period.

4.   Who is eligible to participate in the Plan?

You are eligible to participate in the Plan, provided that:

(a) you meet the requirements for participation described under Question 6 below; and

(b) in the case of citizens or residents of a country other than the United States, its territories and possessions, participation would not violate local laws applicable to WPS Resources, the Plan, or such person.

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Our stock-based employee benefit plans may also participate in the Plan.

Also, our employees and employees of our majority-owned subsidiaries may participate in the Plan by means of payroll withholding.

If you own shares which are registered in someone else's name (such as in the name of a broker, nominee, or trustee) and desire to participate in the Plan, you can join by either:

(a) transferring those shares of Common Stock which you wish to be part of the Plan into your name, or

(b) requesting the broker, nominee, or trustee to participate in the Plan on your behalf.

Your ability to make optional investments under the Plan through a broker, nominee, or trustee, however, may be limited depending upon the amount of optional investments made by the record holder for its own account or the account of other investors. Optional investments are limited to $100,000 per calendar year for each person or entity (except for our stock-based employee benefit plans) directly participating in the Plan.

ADMINISTRATION

5.   Who administers the Plan?

Our transfer agent, American Stock Transfer & Trust Company, has been appointed by us as our agent to administer the Plan, maintain records, send statements of account to participants and perform other duties relating to the Plan, subject to our direction. American Stock Transfer & Trust Company will hold for safekeeping the shares of common stock acquired under the Plan for each participant until termination of participation in the Plan or receipt of a request in writing from a participant for all or part of his or her Plan shares. Shares held by the agent will be registered in the name of American Stock Transfer & Trust Company or one of its nominees, as agent for participants in the Plan. Please mail inquiries and other communications relating to the Plan to the following address:

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American Stock Transfer & Trust Company
Wall Street Station
P.O. Box 922
New York, NY 10269-0560
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If you would rather call, you may reach American Stock Transfer by dialing 1-800-236-1551.

You can also contact American Stock Transfer via e-mail. The e-mail address is info@amstock.com.

You can order or download a Stock Investment Plan Prospectus and enrollment forms using the Internet at www.wpsr.com under Investor Information.

An independent securities broker-dealer registered under the Securities Exchange Act of 1934 will purchase and sell shares of our Common Stock as the agent for the participants in the Plan. We will pay or deliver dividends and optional cash payments which are to be invested under the Plan to an escrowed account maintained with a bank or as directed by the independent broker-dealer, promptly following receipt. The independent broker-dealer will apply those funds to the purchase of our Common Stock at the next Investment Period.

We will not provide investment advice with respect to participation in the Plan.

PROCEDURE FOR JOINING - ENROLLMENT AND AUTHORIZATION FORMS

6.   How and when may I enroll in the Plan?

You may enroll in the Plan by completing and signing an Enrollment Form. You can obtain Enrollment Forms by writing, by telephone, by e-mail, or by ordering a Stock Investment Plan Prospectus on the Internet. You can also download an Enrollment Form from the Internet at www.wpsr.com under Investor Information.

If you are not already a shareholder, you will become a participant after our transfer agent has received and accepted a properly completed Enrollment Form, together with an initial investment of not less than $100.

If you are an existing shareholder, you will become a participant by completing an Authorization Form and returning it to our transfer agent.

If you authorize the reinvestment of dividends, your dividends will be reinvested beginning with the first dividend paid after the next dividend payment record date for our Common Stock following receipt of your properly completed Enrollment Form or Authorization Form. Our Common Stock dividend payment record dates are normally the last business day of February, May, August, and November.

The independent broker-dealer will invest under the Plan an optional cash payment received on or before the 3rd day or the 18th day of any month with or after receipt of an Enrollment Form or an Authorization Form during the next Investment Period following receipt of the payment. Investment Periods generally commence about the 5th and the 20th days of each month and continue until the independent broker-dealer is able to complete all purchases of Common Stock required to be made under the Plan for that Investment Period. An optional payment received after the 3rd day or the 18th day of any month will be invested during the second succeeding Investment Period. For example, if the payment is received on the 4th day of the month, it will not be invested until the second Investment Period of the month which generally commences on the 20th day of the month. If the payment is received on the 19th day of the month, it will not be invested until the second succeeding Investment Period meaning that it would miss the Investment Period that begins on the 20th but would be eligible for the Investment Period beginning on the 5th of the following month.

7.   What does the Enrollment Form provide?

The Enrollment Form authorizes us to:

(a) Enroll you in the Plan.

(b) Apply the initial investment and subsequent dividends or optional payments, if any, to the reinvestment provisions of the Plan.

(c) To hold shares of our Common Stock for you pursuant to the Plan.

The Enrollment Form also authorizes the transfer agent to work with an independent broker-dealer to purchase shares of our Common Stock for you pursuant to the Plan. As you complete the Enrollment Form, you must indicate how you wish to participate in the Plan. The following options are available:

Full Dividend Reinvestment and Optional Cash Payments. We will reinvest dividends on all shares of stock registered in your name and on all shares which are subsequently acquired. We will also reinvest dividends on all shares held in your Plan account, and you are eligible to, but are not required to, make optional cash payments (see the answer to Question 9).

Partial Dividend Reinvestment and Optional Cash Payments. We will continue to pay dividends to you in cash on the number of shares registered in your name specified by you on the Enrollment Form. We will reinvest dividends on all shares held in your Plan account or all other shares registered in your name. You are eligible to, but are not required to, make optional cash payments.

No Reinvestment. We will pay to you in cash dividends on shares registered in your name and on shares held in your Plan account. You are eligible to, but are not required to, make optional cash payments.

Optional Cash Payments. You may use this election in combination with any of the investment options. Under this option, we will use any optional cash payments received from you to purchase additional shares of our Common Stock under the Plan.

Automatic Investment Option. You may use this election in combination with any of the investment options. Under this option, you may authorize the deduction of payments from your checking or savings account automatically once each month, on the 3rd day of the month, by electronic means for investment in the Plan as optional cash payments. You must allow up to 30 days to initiate this feature or to make any changes in the amount or bank account from which the funds are withdrawn.

As described above, you may make optional cash payments regardless of which Investment option box is checked on the Form.

If you wish to change your chosen method of participation in the Plan, you must file a new Authorization Form.

We will reduce the amount of dividends reinvested by any amount which is required to be withheld under an applicable tax or other statute.

8. How do I become a participant under the Plan if I am not a WPS Resources shareholder or employee?

If you are not a record holder of our Common Stock, you must include a minimum initial investment of at least $100 in United States dollars with your completed Initial Enrollment Form. You may make the initial investment by personal check or money order payable to American Stock Transfer & Trust Company. Do not send cash.

An initial investment may not exceed $100,000 (except for our stock-based employee benefit plans). We will not pay interest on funds held under the Plan pending investment. Accordingly, you should transmit funds so that they reach us on or before the 3rd day or the 18th day of a month.

You may stop the investment of an initial payment (and receive a refund of that amount) by notifying us in writing, provided that we receive the written communication not later than the 3rd day or the 18th day of the month in which the initial investment is to be made. No refund of a check or money order will be made until we have collected the funds.

9. How do I make optional cash payments?

All Participants

Investment by Check. After you have joined the Plan; you may make an optional cash payment, which must be in United States dollars, by mailing or delivering to our transfer agent a check or money order payable to American Stock Transfer & Trust Company. A remittance form should accompany each payment; however, you may forward the first optional cash payment without the remittance form. We will not pay interest on optional cash payments. Therefore, we recommend that you make optional payments in time to reach our transfer agent on or before the 3rd day or the 18th day of any month.

Automatic Investment Option. As an alternative to sending checks and money orders for optional cash payments, you may elect to have funds automatically withdrawn every month from your checking or savings account at a qualified financial institution. You may elect the automatic cash withdrawal option by providing the requested information on the Authorization Form, providing the necessary bank account and monthly withdrawal amount information, and submitting it, together with a voided blank check or checking or savings account deposit slip, to our transfer agent. You may change the amount of money authorized for withdrawal or terminate an automatic monthly withdrawal of funds by either completing and submitting to us a new Authorization Form or writing a letter to us. Our transfer agent must receive the new Authorization Form or letter not less than 30 days before the effective date of the withdrawal.

Minimum and Maximum Amounts for Optional Cash Payments. Optional cash payments may differ in amount, and you are not obligated to make optional cash payments on a regular basis. An optional cash payment must be at least $25 per payment. Your optional cash payments, including the initial investment, may not exceed $100,000 in any calendar year (except for our stock-based employee benefit plans). We will return to you payments of less than $25, and all amounts in excess of the $100,000 cumulative annual limitation.

Payments with Insufficient Funds. We will impose a $25 service charge for any check or other deposit for an optional cash investment returned unpaid. If the deposit is returned, we will consider the investment "void" and we will sell any shares credited to your account in anticipation of receiving the payment to cover the transaction and the service charge. The number of shares of Common Stock sold may exceed the number of shares purchased with the returned deposit due to fluctuations in the market price and to the service charge.

You may stop the investment of your optional cash payment (and receive a refund of that amount) without withdrawing from the Plan by notifying our transfer agent in writing, provided that the written communication is received by our transfer agent no later than the 3rd day or the 18th day of any month. We will not refund an optional cash payment until we have actually collected the funds.

Employee Participants

If you are an employee of ours or one of our majority-owned subsidiaries, you may also participate in the Plan by means of payroll withholding. The $100 and $25 minimum for initial investment and optional cash payments will not apply to investments made through payroll deduction. To initiate payroll deductions, an employee must complete and submit a signed Employee Enrollment Form to our transfer agent, American Stock Transfer & Trust Company.

We will promptly process Employee Enrollment Forms so that the payroll deduction begins as soon as possible. We will withhold the amount authorized from each of your paychecks. Our transfer agent will invest all amounts withheld from your paycheck during the next Investment Period. We will not pay interest on funds pending investment.

You may change or discontinue payroll withholding by submitting a new signed Employee Enrollment Form indicating the change desired. A new withholding form will not affect the authorization to invest amounts previously withheld.

SOURCE OF SHARES - PURCHASE PRICES - INVESTMENT PERIODS

10. What is the source of shares purchased under the Plan?

Shares of Common Stock purchased under the Plan will be either newly issued shares or treasury shares held by us or, at our option, can be shares that the independent broker-dealer selected by our transfer agent purchases in the open market. The primary consideration in determining the source of shares of Common Stock for purchases under the Plan will be our desire or need to increase equity capital. If we do not desire or need to raise equity funds externally, the independent broker-dealer will purchase shares of our Common Stock in the open market for you as a Plan participant. We will not change our determination regarding the shares (that is, from issuing new shares or using treasury shares to purchasing shares in the open market) more than once in any calendar quarter. We will not exercise our right to change the source of purchases of shares of our Common Stock without a determination by our Board of Directors or our Chief Financial Officer that the need to raise additional capital has changed or that there is another valid reason for the change.

11. How do you determine my purchase price?

Under the Plan, the price for shares we issue (or treasury shares) will be the average of the high and low prices of our Common Stock as reported in New York Stock Exchange composite transactions on the first day of the Investment Period (the 5th or 20th days of the month) in which trading of our shares occurs (or if our Common Stock does not trade on the Exchange on that date, on the next day on which trading occurs).

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The price for shares purchased on the open market during an Investment Period will be the weighted average price of all shares purchased by the independent broker-dealer during that Investment Period. We will round to three decimal places. We will pay all brokerage commissions and other fees in connection with the purchase of shares for the Plan. The prices determined as described above apply to purchases with reinvested dividends and with initial or optional cash payments.

You have no control over the price, and, in the case of Common Stock purchased in the open market, the time at which such shares are purchased for your account. Be aware that the price of our Common Stock may rise or fall during the period between requesting a purchase and the actual purchase. You will bear any risk associated with any change in the price of our Common Stock pending completion of a purchase of shares for your account. </R>

12. When will you invest my funds under the Plan?

Optional Cash Payments. We will make purchases for optional cash payments twice each month. We will invest funds received on or before the 3rd day or the 18th day of the month during the next Investment Period in that month (which generally commences on or about the 5th day and the 20th day of the month, respectively). Funds received after the 3rd day or the 18th day of a month will be invested during the second succeeding Investment Period. For example, if we receive the payment on the 4th day of the month, we will not invest it until the second Investment Period in the month which generally commences on the 20th day of the month.

Automatic Investment Option. If you participate in the automatic investment option, your bank will deduct your investment from your bank account and transfer it to us on the 3rd day of the month, and we will invest it in the first Investment Period each month (which normally commences on or about the 5th day of the month).

Dividend Reinvestments. We will invest dividends reinvested under the Plan on the dividend payment dates (generally March 20, June 20, September 20, and December 20) or the first business day following a payment date.

The independent broker-dealer may begin making open market purchases prior to the applicable Investment Period and, at its discretion, may purchase the shares over a period of several days in order to minimize price fluctuations.

The independent broker-dealer will use its best efforts to apply all initial and optional cash payments to the purchase of our Common Stock within 35 days of receipt of the funds by us and will use its best efforts to invest all dividends for the purchases within 30 days of the dividend payment date, subject to any applicable requirements of federal securities laws relating to the timing and manner of purchases of our Common Stock under the Plan. Any dividends we do not use within 30 days of their payment to buy shares of our Common Stock we shall return to you and we shall return to you any other funds not used to buy such shares within 35 days of receipt.

13. How many shares will you purchase for me during each Investment Period?

The number of shares, including fractional shares, purchased will depend on the amount of dividends and the amount of optional cash payments, if any, which we are investing during the Investment Period and on the price of the shares determined as provided in the answer to Question 11. You cannot direct the purchase of a specific number of shares for your Plan account.

14. Do I incur any fees or expenses?

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There are no brokerage commissions, fees, or service charges for the purchase of shares under the Plan or for participating in the Plan. You will incur certain charges if you request us to sell your shares through the Plan. (See the answers to Questions 15 and 18.)
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15. Can I withdraw or sell shares held in my Plan account without terminating my participation in the Plan?

You may at any time direct us to issue certificates or sell any number of shares held in your Plan account by furnishing a written request to our transfer agent as follows:

<u>To Receive Certificates for Shares</u>:

Your written request must indicate the number of shares to be certificated from your Plan account. All registered owners must sign the request.

We will register the certificates for shares withdrawn from the Plan in your name exactly as shown on the account registration. We do not require guarantees of signatures. Upon request, we can register the certificates in another manner. In that case, registered owners must sign the request and an entity participating in the Securities Transfer Agents Medallion Program must guaranty their signatures.

We will issue to you without charge certificates for shares withdrawn from the Plan. We will not issue certificates for fractions of shares under any circumstances.

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If you participate in the Plan under the Full Dividend Reinvestment option, we will continue to reinvest dividends on any shares you withdraw from the Plan in certificated form. If you participate in the Plan under the Partial Dividend Reinvestment option, we will continue to remit to you dividends on the number of shares indicated on your Authorization Form. If you participate in the Plan under the No Reinvestment option, we will pay dividends on the shares you withdraw from the Plan in certificated form.
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To Sell Shares:

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Your request to sell shares must be in writing, must indicate the number of shares to be sold from your Plan account and must bear the signature of all registered owners (there is no prescribed form for this request).

We will accumulate sale requests from participants and, approximately every five business days, will submit a sale request to the independent broker-dealer on behalf of those participants. We will remit to you the proceeds of the sale, less brokerage commission. We will allocate brokerage commissions to you based on the rate we negotiate with the independent broker-dealer. The negotiated rate, which you will not know in advance, may be more or less than you would have paid if you had withdrawn the shares from the Plan and arranged to sell your shares through a broker.
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Be aware that the price of our Common Stock may rise or fall during the period between requesting a sale and the actual sale. You will bear any risk associated with any change in price.

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As an alternative to selling your shares under the Plan, you may withdraw your shares from the Plan, as described above, and arrange to sell your shares through your self-selected broker.

16. May I gift, transfer, or pledge my shares held in the Plan?

You may transfer the ownership of some or all of your Plan shares, including shares held in safekeeping, by mailing to our transfer agent a properly executed stock assignment form, which you may obtain from the transfer agent or a financial institution, with a Medallion Signature Guarantee for all owners and a letter of instruction. You may transfer shares to new or existing shareholders.

Unless otherwise instructed, the transfer agent will retain the shares. The new participant will receive a transaction confirmation showing the number of shares transferred and total shares held in his or her Plan account.

You may not pledge your shares held under the Plan.

17. If I sell or transfer a portion of my shares, will this terminate my participation in the Plan or my dividend reinvestment election?

If you sell or transfer a portion of your shares held under the Plan, this will not terminate your participation in the Plan with respect to your remaining shares. If you participate in the Plan under the Full Dividend Reinvestment option, we will continue to reinvest dividends on your remaining shares. If you participate in the Plan under the Partial Dividend Reinvestment option, we will continue to remit to you dividends on the number of shares indicated on your Authorization Form (not to exceed the number of your remaining shares). If you participate in the Plan under the No Reinvestment option, we will pay dividends on your remaining shares.

18. How and when may I terminate participation in the Plan?
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You may terminate participation in the Plan at any time by notifying our transfer agent in writing. Your notification should include instructions as to whether we are to withdraw the shares from the Plan and issue them to you in certificated form or to sell the shares through the Plan. We will withdraw whole shares in certificated form or sell the shares as described in the answer to Question 15, under To Sell Shares. When we terminate your account, we will make a cash payment for any fractional shares remaining in the account. We will not issue a fractional share in certificated form, but we will group the fractional shares with other fractional shares and sell them using the procedure for sale of whole shares described in the answer to Question 15, under To Sell Shares.

If we receive your request to terminate Plan participation not less than two days prior to when dividends would be paid (March, June, September or December), we will pay to you any dividend and any optional cash payments which would otherwise have been invested during the next Investment Period. If we receive your request to terminate Plan participation less than two days prior to when dividends would be paid (March, June, September or December), we will invest any dividend and any optional cash payments scheduled to be invested and then terminate your enrollment in the Plan. We will pay all future dividends on shares registered in your name to you.

We may terminate your participation in the Plan after mailing a Notice of Intention to Terminate to you at the address which appears on our records.

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19. When may I rejoin the Plan?
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Generally, you may again become a participant at any time subject to the eligibility requirements (see answer to Question 4). However, we reserve the right to reject any Enrollment Form from a previous participant on the grounds of excessive joining and termination. Such reservation is intended to minimize administrative expenses and to encourage use of the Plan as a long-term investment service.

CERTIFICATES FOR SHARES - ACCOUNTS - REPORTS

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20. Will I receive certificates for shares purchased?
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We will not automatically deliver to you certificates for shares purchased under the Plan. We will credit the shares purchased for you to your Plan account and will show them on your statement of account. However, if you wish to obtain certificates for any number of whole shares credited to your account without withdrawing from the Plan, you may do so in the manner described in the answer to Question 15, under To Receive Certificates for Shares.

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21. In whose name will you maintain accounts and in whose name will you register certificates when issued?
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We will maintain your Plan account in the name or names which appear on our shareholder records.

In the case of an employee who participates in the Plan only by making optional cash payments via payroll withholding, we will maintain the Plan account in the employee's name as shown on our payroll records.

We will register certificates for shares when issued to you, in the name or names in which we maintain your account. We will issue certificates in such other name(s) as you may request as described in the answer to Question 15, under To Receive Certificates for Shares.

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22. May I transfer certificates for shares of my Common Stock registered in my name into a Plan account for safekeeping?
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To provide for safekeeping, you may transfer certificates for shares of our Common Stock registered in your name into a Plan account. You should forward the certificates for those shares along with an Authorization Form to our transfer agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038, with a letter instructing us to transfer the shares to your Plan account. Do not endorse the certificates.

We recommend that you send any certificates mailed to our transfer agent by registered mail and insure the certificates. We reserve the right to limit the number of shares which we will hold for safekeeping and to set minimum time periods for retention of shares under the Plan. You may sell or withdraw additional shares deposited under the Plan as described under Question 15.

We will transfer the shares of our Common Stock deposited for safekeeping to American Stock Transfer & Trust Company as custodian for you and credited to your Plan account. Thereafter, we will treat such shares of Common Stock in the same manner as shares of Common Stock purchased under the Plan and credited to your accounts. We will pay to you, or reinvest in shares of Common Stock in accordance with the reinvestment election designated on your Authorization Form, dividends paid on shares of Common Stock credited to your account that you deposited into the Plan for safekeeping.

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23. What reports and other information will you send to me?
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You will receive a transaction confirmation after your optional cash payment has been converted to additional shares to be held in your plan account.

You will also receive a quarterly year-to-date investment statement within 10 business days of the dividend payable date. The statement will reflect year-to-date transactions such as:

- shares purchased with a dividend (reinvestment),
- shares purchased with optional cash payments,
- shares deposited for safekeeping,
- shares transferred,
- partial withdrawals, and
- plan termination.

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    The statements provide a continuous record of transactions and you should retain them for income tax purposes (see "Federal Income Tax Consequences" below). You will also receive copies of any amendments to the Prospectus relating to the Plan and will receive the same communications as any other shareholder, including annual reports, notices of annual meetings, and proxy statements.
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OTHER INFORMATION

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24. What happens if WPS Resources issues a stock dividend, declares a stock split, or has a rights offering?
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    We will credit to your account any shares we distribute as a stock dividend on shares (including fractional shares) credited to your account under the Plan, or upon any split of such shares. We will mail directly to you stock dividends or splits distributed on all other shares held by you and registered in your own name. In a rights offering, we will base entitlement upon your total holdings, including those holdings credited to your account under the Plan. We will or the independent broker-dealer will sell common stock purchase rights applicable to shares credited to your account under the Plan, credit the proceeds to your account under the Plan, and apply the proceeds to the purchase of shares during the next Investment Period.

If you wish to exercise, transfer, or sell the common stock purchase rights applicable to the shares credited to your account under the Plan, you must request, prior to the record date for the issuance of any such rights, that we transfer the whole shares credited to your account from the account and register them in your name.

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25. How will my shares be voted at meetings of shareholders?
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Our transfer agent will vote Plan shares in accordance with the proxy which we will furnish to you. You can vote your shares as described in the accompanying proxy statement. If you do not vote your proxy, our transfer agent will not vote the shares. Participants, trustees, or administrators of stock-based employee benefit plans will vote shares held for the stock-based employee benefit plans in accordance with the terms of the plans.

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26. What is the responsibility of WPS Resources under the Plan?
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In administering the Plan, neither we, our transfer agent, the independent broker-dealer, nor any agent or affiliate of either of them will be liable for any act done in good faith, or for any good faith omission to act, including without limitation, any claim of liability arising out of failure to terminate your account upon your death prior to the receipt of notice in writing of such death. However, this provision does not extend to liability resulting from violation of the federal securities laws.

You should recognize that neither we, our transfer agent, nor the independent broker-dealer can assure you of a profit or protect you against a loss on shares purchased under the Plan.

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27. Who interprets and regulates the Plan?
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We have the sole right to interpret and regulate the Plan.

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28. Can you suspend, modify, or terminate the Plan?

We have the right to suspend, modify, or terminate the Plan at any time. We will give to you notice of any suspension, modification, or termination of the Plan at least ten days in advance. In the event of termination of the Plan, we will deliver to you certificates for whole shares credited to your account under the Plan. We will make a cash payment for any fractional share based on the average of the high and low prices of our Common Stock reported in New York Stock Exchange composite transactions on the next day on which the Common Stock trades on the Exchange following the date of termination of the Plan.

29. What are the common stock purchase rights?

On December 12, 1996, our Board of Directors approved the issuance to shareholders as of December 16, 1996, of a dividend of one right for each outstanding share of our Common Stock. Rights also attach to shares of our Common Stock issued after that date. A right will attach to each share of our Common Stock which we may offer pursuant to this prospectus. These rights are not presently exercisable, but ten days after a person or group acquires 15% or more of our Common Stock or ten business days (subject to extension) after a person or group announces a tender offer to acquire at least 15% of our Common Stock, the rights will become exercisable. These rights will entitle each holder of our Common Stock to purchase one share of our authorized but unissued Common Stock for each right. The exercise price of each right is $85. Upon the acquisition by any person or group of 15% or more of our Common Stock, each right, other than rights held by an acquiring party, will entitle the holder to purchase, at the exercise price, shares of our Common Stock having a market value of two times the exercise price. The agreement setting forth the terms of the rights excludes from its effect the inadvertent acquisition of 15% or more of our Common Stock, provided there is prompt divestment to less than 15%. We may redeem the rights or may, under certain circumstances, exchange the rights for shares of our Common Stock, all as provided and subject to the limitations set forth in the agreement setting forth the terms of the rights; otherwise, such rights expire on December 11, 2006.

The rights have anti-takeover effects. The rights will cause substantial dilution to a person who attempts to acquire control of our company without the prior approval of our Board of Directors. The rights will not affect a transaction approved by our Board of Directors, because our Board has the power to redeem the rights in connection with a transaction that it approves.
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FEDERAL INCOME TAX CONSEQUENCES

This is a summary of the tax consequences related to the Plan. Tax consequences may differ among participants in the Plan. You should discuss your specific tax situation regarding participation in the Plan with your tax advisor. Future legislative, administrative, or judicial changes could significantly alter the tax treatment.

In general, if you reinvest your dividends in shares of our Common Stock, you will be treated for federal income tax purposes as having received a taxable dividend equal to the cash dividend reinvested. Your share of brokerage fees paid by us, if any, will be additional taxable income to you.

Shares of our Common Stock purchased with reinvested dividends will have a tax basis equal to the amount of dividends reinvested, increased by any brokerage fees reported as taxable income to the participant. The holding period for these shares begins on the day following the "transaction date." The transaction date is the date all purchases are completed with respect to a particular Investment Period.

Shares purchased with optional cash payments have a tax basis equal to the amount of those payments, increased by the amount of brokerage fees, if any, reported as taxable income to the participant with respect to those shares. The holding period for the shares begins on the day following the transaction date.

We will not report any additional taxable income to you based upon the costs of administering the Plan.

You will not recognize any additional taxable income when you withdraw whole shares from your accounts. You will recognize a gain or loss when you sell or exchange whole shares acquired under the Plan either through the Plan at your request or after withdrawal. You will also recognize a gain or loss when you receive cash payments for fractional shares credited to your accounts upon withdrawal from or termination of the Plan. The amount of a gain or loss is the difference between the amount which you receive for your fractional shares and your tax basis. Such a gain or loss will generally be a capital gain or loss. The gain or loss will be treated as any other capital gain/loss to you.

If you are a foreign shareholder whose dividends are subject to United States income tax withholding or a domestic shareholder subject to backup tax withholding, we will deduct the tax required to be withheld from the amount of any cash dividend otherwise to be applied to the purchase of shares for your account under the Plan, and will apply the balance of the dividend to the purchase of shares. Since the withholding tax applies also to a dividend on shares credited to the Plan account, we will apply only the net dividend on shares to the purchase of additional stock. Regular statements sent to you will indicate the amount of tax withheld. Likewise, if you sell shares or terminate from the Plan and are subject to backup or other withholding, you will receive only the net proceeds from the sale or termination as required by the Internal Revenue Code and Internal Revenue Service regulations. We cannot refund withholding amounts.

PLAN OF DISTRIBUTION

We are offering our Common Stock pursuant to the Plan with this Prospectus. The terms of the Plan provide for the purchase of shares of our Common Stock, either newly issued shares or treasury shares, directly from us, or, at our option, by an independent broker-dealer on the open market. As of the date of this Prospectus, we are issuing new shares of our Common Stock for purchase under the Plan. The Plan provides that we may not change our determination regarding the source of purchases of shares under the Plan more than once in any calendar quarter. The primary consideration in determining the source of shares of Common Stock to be used for purchases under the Plan is expected to be our desire or need to increase equity capital. If we do not desire or need to raise equity funds externally, we will have an independent broker-dealer purchase shares of our Common Stock under the Plan in the open market, subject to the limitation on changing the source of shares of Common Stock.

We will pay all administrative costs and expenses associated with the Plan. We will pay all brokerage commissions and related service charges for shares of our Common Stock purchased in the open market. Participants will bear applicable taxes incurred on such commissions. There will be no brokerage commissions or related service charges for shares of our Common Stock purchased directly from us. Participants will bear the cost of brokerage commissions, related service charges, and any applicable taxes incurred on all sales of shares of our Common Stock made in the open market. We will include these costs as adjustments to sales and purchase prices. We estimate at this time that brokerage commissions and related service charges will not exceed 25 cents per share.

IMPORTANT CONSIDERATIONS

We created the Stock Investment Plan to provide a useful service for our shareholders. We are not recommending that you buy or sell our Common Stock. You should use the Plan only after you have independently researched your investment decision.

The value of our Common Stock may go up or down from time to time. Neither the Securities Investor Protection Corporation, the Federal Deposit Insurance Corporation, nor anyone else insures Plan accounts.

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The Plan does not have any effect on our dividend policy, which is subject to the discretion of our Board of Directors. We make no representation as to the declaration of future dividends or the rate at which dividends may be paid, since they necessarily depend upon our future earnings, financial requirements, and other factors.
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USE OF PROCEEDS

Since purchases of Common Stock under the Plan may be purchases of (1) newly issued shares of Common Stock, (2) shares of Common Stock held in treasury, or (3) shares of Common Stock purchased in the open market, we do not know the number of shares of Common Stock, if any, that we ultimately will sell under the Plan. We will not receive any proceeds from the sale of shares under the Plan that are acquired on the open market. Proceeds from sales of newly issued or treasury shares of Common Stock will be used for general corporate purposes, including, without limitation:

(1) the redemption, repayment, or retirement of our outstanding indebtedness or

(2) the advance or contribution of funds to one or more of our subsidiaries to be used for their general corporate purposes, including, without limitation:

(a) the redemption, repayment, or retirement of indebtedness or

(b) preferred stock of one or more of those subsidiaries.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports and other information with the Securities and Exchange Commission. Information, as of particular dates, concerning our directors and officers, their remuneration, their security holdings, the principal holders of our securities and any material interest of such persons in transactions with us, we disclose in proxy statements distributed to our shareholders and filed with the Securities and Exchange Commission.

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Our Securities and Exchange Commission filings are available to the public over the Internet at the Commission's web site at www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference facilities maintained by the Commission in Washington, D.C.:

Public Reference Room
450 Fifth Street, N.W.
Washington, D.C. 20549
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You can call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

In addition, you can inspect these reports, proxy statements and other information concerning us at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

Current reports are also available on our web site at www.wpsr.com under Investor Information.

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 (which together with all amendments and exhibits we refer to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which we omit in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, see the Registration Statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have filed the following documents with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (File No. 1-11337) which we incorporate by reference into this Prospectus and consider a part of this Prospectus:

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    a. WPS Resources' Annual Report on Form 10-K for the year ended December 31, 2004.
    b. Description of Common Stock contained in Registration Statement on Form 8-B filed on June 1, 1994.
    c. Description of Common Stock Purchase Rights contained in Registration Statement on Form 8-A filed on December 13, 1996.
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All documents which we have filed pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of this offering we incorporate by reference in this Prospectus as of the date of filing such documents. Any statement contained in a document incorporated directly or incorporated by reference shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document, which also is incorporated directly or is incorporated by reference, modifies or supersedes such statement. Any such statement that is modified or superseded shall be considered a part of this Prospectus only in its modified or suspended form.

We will provide to you, upon request and without charge, a copy of any or all of the documents referred to above which we have or may incorporate in this Prospectus by reference, other than the exhibits to such documents (provided that we will send any exhibits that are specifically incorporated by reference in the information that we have or may incorporate in this Prospectus by reference). You can request copies from:

Corporate Secretary
WPS Resources Corporation
P. O. Box 19001
Green Bay, WI 54307-9001

You may also request a copy by calling 920-433-1050.

Current filings are also available on our web site at www.wpsr.com under Investor Information.

LEGAL OPINION

Our counsel, Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, WI 53202 has rendered an opinion as to the validity of the shares of our Common Stock which we are offering pursuant to this Prospectus.

EXPERTS

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The consolidated financial statements, related financial statement schedules and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and include an explanatory paragraph relating to the adoption of new accounting principles, (2) express an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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WPS Resources Corporation

_____

SHAREHOLDER INQUIRIES

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TRANSFER AGENT AND REGISTRAR
Mailing Address:
American Stock Transfer & Trust Company
Wall Street Station
P.O. Box 922
New York, NY 10269-0560

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Telephone:
1-800-236-1551

Facsimile:
718-236-2641

Internet Address:
www.amstock.com

Electronic Mail Address:
info@amstock.com

WPS Resources Corporation
Mailing Address:
Investor Relations
WPS Resources Corporation
P. O. Box 19001
Green Bay, WI 54307-9001

Telephone:
920-433-1050

Facsimile:
920-433-1526

Internet Address:
www.wpsr.com

Electronic Mail Address:
investor@wpsr.com

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

We are responsible for paying all of the fees and expenses set forth below. Other than the Securities and Exchange Commission filing fee, all fees and expenses are estimated.

Securities and Exchange Commission Registration Fee .... $	8,592
Printing and Engraving Expenses...	5,000
Accounting Fees and Expenses	10,000
Legal Fees and Expenses..	20,000
Miscellaneous Expenses...	2,000
Total Expenses.. $	45,592

Item 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to the Wisconsin Business Corporation Law and Article VI of the by-laws of the registrant, directors and officers of the registrant are entitled to mandatory indemnification from us against certain liabilities and expenses to the extent such officers or directors are successful on the merits or otherwise in connection with a proceeding, unless it is determined that the director or officer breached or failed to perform his or her duties to the registrant and such breach or failure constituted: (a) a willful failure to deal fairly with the registrant or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit (unless such profit is immaterial under the circumstances); or (d) willful misconduct. It should also be noted that the Wisconsin Business Corporation Law specifically states that it is the policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, directors of the registrant are not subject to personal liability to the registrant, its shareholders or any person asserting rights on behalf of the registrant or its shareholders for certain breaches or failures to perform any duty resulting solely from their status as directors or officers except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

The indemnification provided by the Wisconsin Business Corporation Law and our by-laws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses.

The indemnification described above may be broad enough to cover liabilities under the Securities Act of 1933. The registrant has purchased insurance permitted by the Wisconsin Business Corporation Law on behalf of its officers and directors which may cover liabilities under the Securities Act of 1933.

Item 16.   EXHIBITS

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this registration statement.

Item 17. UNDERTAKINGS

a. The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

b. The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Green Bay, State of Wisconsin, on March 21, 2005.

WPS RESOURCES CORPORATION

By: /s/ Larry L. Weyers
     Larry L. Weyers
     Chairman, President and
     Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Capacity
/s/ Larry L. Weyers Larry L. Weyers	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)*
/s/ Joseph P. O'Leary Joseph P. O'Leary	Senior Vice President and Chief Financial Officer (Principal Financial Officer)*
/s/ Diane L. Ford Diane L. Ford	Vice President-Controller and Chief Accounting Officer (Principal Accounting Officer)*
Albert J. Budney, Jr. [+]	Director
Ellen Carnahan[+]	Director
James L. Kemerling [+]	Director
John C. Meng [+]	Director
Kathryn Hasselblad-Pascale [+]	Director
Richard A. Bemis [+]	Director
Robert C. Gallagher [+]	Director
William F. Protz, Jr. [+]	Director

[+]By: /s/ Larry L. Weyers
     Larry L. Weyers
     Attorney-in-Fact*

* Each of the above signatures is affixed as of March 21, 2005.

The required powers of attorney to Larry L. Weyers were filed previously as exhibits to this registration statement.

EXHIBIT INDEX

Exhibit Number	Document Description
(4)(a)	Restated Articles of Incorporation (incorporated by reference to Exhibit (3)(i).2 to Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed November 14, 2002 [File No. 1-11337]).
(4)(b)	By-laws (incorporated by reference to Exhibit 3.2 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed May 6, 2004 [File No. 1-11337]).
(4)(c)	Rights Agreement, dated December 12, 1996, between WPS Resources Corporation and U.S. Bank National Association (successor to Firstar Trust Company) (incorporated by reference to Exhibit 4-1 to Form 8-A filed December 13, 1996 [File No. 1-11337]).
(4)(d)	Amendment to Rights Agreement, effective as of October 9, 2002, by and among WPS Resources Corporation, U.S. Bank National Association and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4(h) to Form S-3 filed on April 28, 2003, Registration Statement No. 333-104787).
(4)(e)	Stock Investment Plan (included in this Registration Statement as the Prospectus).
(5)	Opinion of Foley & Lardner LLP.*
(23)(a)	Consent of Deloitte & Touche LLP.
(23)(b)	Consent of Counsel (included in Exhibit 5).*
(24)	Powers of Attorney.*

* Filed previously.